SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.6)*

BMC Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055921100
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

4,803,809

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,803,809

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,803,809

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,893,491

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,893,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,893,491

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,893,491

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,893,491

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,893,491

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of BMC Software, Inc.  (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of May 5, 2013 and amends and supplements the Schedule 13D filed on May 18, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Elliott individually beneficially owns 4,803,809 shares of Common Stock, which constitute 3.4% of all of the outstanding shares of Common Stock.  Elliott owns 4,802,809 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 8,893,491 shares of Common Stock, which constitute 6.2% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 13,697,300 shares of Common Stock constituting 9.6% of all of the outstanding shares of Common Stock.

4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

    On May 4, 2013, Elliott and Elliott International entered into a Voting Agreement with the Issuer and Boxer Parent Company Inc. (“Boxer Parent”) (the “Voting Agreement”).  Pursuant to the terms of the Voting Agreement, Elliott and Elliott International agreed to vote the shares they beneficially own in favor of the merger agreement entered into by and among Boxer Parent, the Issuer and the other parties thereto (the “Merger Agreement”) and against any alternative proposal.  Under the terms of the Merger Agreement, a subsidiary of Boxer Parent will merge with and into the Issuer and the shares of Common Stock will be converted into the right to receive cash in the amount of $46.25 per share.  During the term of the Voting Agreement, Elliott and Elliott International are subject to certain restrictions described in the Voting Agreement, including restrictions on their ability to (a) transfer shares, (b) grant proxies or deposit their shares into a voting trust or voting agreement regarding a vote on the Merger Agreement, or (c) make any public statements inconsistent with their support of the Merger Agreement.  Additionally, Elliott and Elliott International agree that during the term of the Voting Agreement, they will not solicit proxies with respect to an opposing proposal or seek votes against the approval of the Merger Agreement.  The Voting Agreement terminates in accordance with the terms therein.  The foregoing description of the Voting Agreement is qualified in its entirety by the Voting Agreement, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.  Additionally, Elliott and Elliott International nominated candidates for election as directors of the Issuer to be voted on at the Issuer’s Annual Meeting of Stockholders. The Reporting Persons reserve the right to further discuss and/or meet with management and the Board of Directors of the Issuer regarding the Issuer or its securities.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4, including the Voting Agreement, there are no agreements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – May 15 Letter (previously filed)

Exhibit C – The Agreement (previously filed)

Exhibit D – The Voting Agreement

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days (previously filed)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 6, 2013

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:  /s/ Elliot Greenberg
                            Elliot Greenberg
                            Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:  /s/ Elliot Greenberg
             Elliot Greenberg
             Vice President

EXHIBIT D

EXECUTION VERSION

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), is dated as of May 4, 2013, by and among Boxer Parent Company Inc., a Delaware corporation (“Parent”), BMC Software, Inc., a Delaware corporation (the “Company”), and the stockholders of the Company listed on the signature pages hereto (each, a “Stockholder” and collectively, the “Stockholders”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Draft Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Company is considering whether to enter into an Agreement and Plan of Merger with Parent (substantially in the form of the draft, dated May 4, 2013, previously furnished to the Stockholders (the “Draft Merger Agreement”)) and a wholly owned subsidiary of Parent (“Merger Sub”) (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company, with the Company surviving the Merger, pursuant to which each share of Common Stock (other than shares owned by the Company (or any of its Subsidiaries), Parent or Merger Sub immediately prior to the Effective Time and the Dissenting Shares) shall be converted into the right to receive cash in the amount of $46.25 per share, without interest (the “Merger”).

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Common Stock set forth on Exhibit A hereto (together with such additional shares of Common Stock that become beneficially owned (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by such Stockholder, whether by purchase, stock dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, or upon the exercise of options, conversion of convertible securities or otherwise, after the date hereof, the “Owned Shares”).

WHEREAS, as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, Parent has required that each Stockholder agree, and each Stockholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1.Agreement to Vote..

1.1Agreement to Vote.  Each Stockholder hereby agrees that, from the date of execution and public announcement of the Merger Agreement until the earliest of (i) the time that the Company Stockholder Approval has been obtained, (ii) termination of this Agreement in accordance with Section 6.1 and (iii) such time as the Board of Directors of the Company withdraws (or qualifies or modifies in a manner adverse to Parent) the Recommendation solely in respect of an Intervening Event (the “Voting Period”), at any meeting of the stockholders of the Company at which the approval and adoption of the Merger Agreement and the transactions contemplated thereby is to be voted upon, however called, or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, such Stockholder shall be present (in person or by proxy, or cause to be present) and vote (or cause to be voted), or give written consent (or cause written consent to be given), in each case to the extent entitled to vote thereon, all of its Owned Shares at such time (a) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger and (b) against (A) any Alternative Proposal or any other action, proposal, agreement or transaction made in opposition to or competition with the Merger or the Merger Agreement, and (B) any other action, proposal, agreement or transaction that would reasonably be expected, or the effect of which would reasonably be expected, to prevent, nullify, materially impede, interfere with, frustrate, delay, postpone, discourage or adversely affect the timely consummation of Merger or the other transactions contemplated by the Merger Agreement or the performance by the Stockholder of its obligations under this Agreement, including (1) any extraordinary dividend or distribution by the Company, (2) any material change in the capital structure of the Company or any Subsidiary of the Company, (3) any merger agreement or merger (other than the Merger Agreement), consolidation, combination, material business transaction, sale of assets, reorganization, recapitalization, dissolution, liquidation or winding up of the Company, or any other action or transaction involving the Company, and (4) any amendment of the Company’s organizational documents.  Notwithstanding anything herein to the contrary, this Section 1.1 shall not require any Stockholder to be present (in person or by proxy) or vote (or cause to be voted) any of its Owned Shares to amend the Merger Agreement or take any action that could result in the amendment or modification, or a waiver of a provision therein, in any such case, in a manner that (i) decreases the amount or changes the form of the Merger Consideration, (ii) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to stockholders or (iii) extends the End Date.

1.2Other Voting Rights.  Except as permitted by this Agreement, each Stockholder will continue to hold and shall have the right to exercise all voting rights related to such Stockholder’s Owned Shares.

2.Representations and Warranties of Stockholders.  Each Stockholder hereby represents and warrants to Parent and the Company, as of the date of this Agreement and as of the Company Meeting, as follows:

2.1Power; Due Authorization; Binding Agreement.  Such Stockholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate, partnership or other applicable action on the part of such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

2.2Ownership of Shares.

(i) The Owned Shares set forth opposite such Stockholder’s name on Exhibit A hereto are owned beneficially by such Stockholder, free and clear of any Liens (including any restriction on the right or power to vote, consent with respect to, or otherwise dispose of the Owned Shares, other than pursuant to this Agreement), except for any Liens that could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Stockholder to perform fully its obligations hereunder on a timely basis.  Other than restrictions in favor of Parent pursuant to this Agreement and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, or the “blue sky” Laws of the various states of the United States, or as disclosed by such Stockholder on a Schedule 13D filed with respect to the Company, as of the date hereof such Stockholder has, and at any stockholder meeting of the Company held during the Voting Period to vote regarding approval and adoption of the Merger Agreement, such Stockholder will have (except as otherwise permitted by this Agreement), sole voting power and sole dispositive power with respect to the matters set forth in Section 1.1 in respect of all of the then Owned Shares of such Stockholder.

(ii) As of the date hereof, except for the Owned Shares set forth on Exhibit A hereto, or as disclosed by such Stockholder on a Schedule 13D filed with respect to the Company, such Stockholder does not beneficially own any (a) shares of capital stock or voting securities of the Company, (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (c) options, warrants or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, or rights the value of which is linked to the price or value of Common Stock.  Except for this Agreement, none of the Owned Shares is subject to any voting trust or other agreement, arrangement, understanding or instrument with respect to the voting of, or exercise of voting power with respect to, or the Transfer (as defined below) of, such shares.

(iii) For purposes of this Agreement, to “Transfer” any securities of the Company shall mean (a) to sell, assign, transfer, pledge, encumber, distribute, gift or otherwise dispose of (including by merger or otherwise by operation of law) such securities, (b) to tender such securities in any tender or exchange offer, or (c) enter into any contract, option, agreement or other arrangement or understanding with respect to any of the actions contemplated by the preceding clause (a) or (b).  The term  “sell,” “sale” or any derivatives thereof shall include (x) any sale, transfer or disposition of record or beneficial ownership, or both, and (y) any short sale with respect to Common Stock or substantially identical property, entering into or acquiring an offsetting derivative contract with respect to Common Stock or substantially identical property, entering into or acquiring a futures or forward contract to deliver Common Stock or substantially identical property, any transfer of economic interests in Common Stock, or entering into any transaction that has the same effect as any of the foregoing.

2.3Non-Contravention.  The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this

Agreement will not, (i) conflict with or violate any Law applicable to such Stockholder or by which any of its assets or properties is bound or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Lien on the properties or assets of such Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which such Stockholder or any of its assets or properties (including any Owned Shares) is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of such Stockholder to perform fully its obligations hereunder on a timely basis. The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any (A) Governmental Entity, except for filings that may be required under the Exchange Act or (B) third party (including with respect to individuals, trusts, any co-trustee or beneficiary).

2.4Acknowledgment.  Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3.Representations and Warranties of Parent.  Parent hereby represents and warrants to each of the Stockholders and the Company, as of the date of this Agreement and as of the Company Meeting, as follows: (a) Parent has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; and (c) this Agreement has been duly and validly executed and delivered by Parent and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of Parent.

4.Representations and Warranties of the Company.  The Company hereby represents and warrants to each of the Stockholders and Parent, as of the date of this Agreement and as of the Company Meeting, as follows: (a) the Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; (b) the execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby; (c) this Agreement has been duly and validly executed and delivered by the Company and, assuming the due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company; (d) the Board of Directors of the Company has approved the entry into this Agreement by Parent and the Stockholders, has approved each other similar agreement to be entered into by Parent in connection with the Merger Agreement, and has approved any other acquisition of beneficial ownership of Common Stock that may be deemed to occur by virtue of any agreement among any Stockholder, Parent or their respective Affiliates regarding transactions to be effected in connection with the Closing, in each case, including for purposes of

Section 203 of the DGCL; and (e) the entry into this Agreement by the Stockholders, and the consummation of the transactions contemplated hereby, will not cause the Stockholders to become “Acquiring Persons” under the Rights Agreement, dated as of May 12, 2012, as amended, between the Company and Computershare Trust Company, N.A.

5.Certain Covenants of the Stockholders.

5.1Restriction on Transfer, Proxies and Non-Interference.

(i)Each Stockholder hereby agrees, during the Voting Period, not to, directly or indirectly, (A) Transfer or agree to Transfer, cause or permit any Transfer of, or make any offer regarding any Transfer, any of the Owned Shares of such Stockholder or any other securities of the Company, in each case, other than any such transaction with Parent, Merger Sub or any of their respective Affiliates, (B) grant any proxies or powers of attorney with respect to the Owned Shares of such Stockholder, deposit any such Owned Shares into a voting trust or enter into a voting agreement with respect to any such Owned Shares, in each case with respect to any vote on the approval and adoption of the Merger Agreement or any other matters set forth in Section 1.1 of this Agreement, (C) make any public statements that are inconsistent with its support of the Merger Agreement and the transactions contemplated thereby or publicly propose to do any of the foregoing (provided that the foregoing shall in no event require such Stockholder to make any public statements regarding the Merger Agreement and the transactions contemplated thereby other than the joint press release of the Company and Parent announcing the signing of the Merger Agreement in accordance with Section 6.13), or (D) commit or agree to take any of the foregoing actions.  If any involuntary Transfer of any of the Owned Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, to the extent permitted by applicable Law, take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.

(ii)During the Voting Period, each Stockholder will not, and will not permit any Person under such Stockholder’s control to, (a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14a-1 under the Exchange Act) (A) with respect to an Opposing Proposal (as defined below) or (B) seeking votes or consents against the approval or adoption of the Merger Agreement, (b) initiate a stockholders’ vote with respect to an Opposing Proposal or (c) except by virtue of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Opposing Proposal.  For purposes of this Agreement, the term “Opposing Proposal” means any of the actions or proposals described in clause (b) of Section 1.1.

(iii)During the Voting Period, each Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any Action in law or in equity, in any court or before any Governmental Entity, which alleges that the execution and delivery of the Merger Agreement by the Company, or the approval of the Merger Agreement by the Board of Directors of the Company, breaches any fiduciary duty of the Board of Directors of the Company or any member thereof or which otherwise challenges the Merger Agreement.

5.2Acquisition of Additional Shares.  During the Voting Period, each Stockholder shall notify Parent promptly in writing of the acquisition of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of additional shares of Common Stock after the date hereof, if any.

5.3Appraisal Rights.  The Stockholders hereby agrees not to assert any rights that may arise with respect to the Merger or any of the transactions contemplated by the Merger Agreement to demand appraisal of any Owned Shares under Section 262 of the DGCL.

5.4Non-Solicitation; No Alternative Proposal.

(i) Upon execution of this Agreement, each Stockholder shall, and shall cause its Affiliates and its and their respective Representatives acting on their behalf to, immediately cease any solicitation, encouragement, discussions or negotiations with any Person or group that may be ongoing with respect to, or could reasonably be expected to lead to, any Alternative Proposal.  During the Voting Period, each Stockholder shall not, and shall cause its Affiliates and its and their respective Representatives acting on their behalf not to, directly or indirectly, (a) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal, offer or request for information with respect to, or the making, submission or announcement of, any Alternative Proposal or otherwise for the purpose of encouraging or facilitating an Alternative Proposal, (b) participate in any negotiations regarding an Alternative Proposal with any Person that has made or, to such Stockholder’s knowledge, is considering making an Alternative Proposal, or (c) engage in discussions regarding an Alternative Proposal with any Person, except to notify such Person as to the existence of the provisions of this Section 5.4.

(ii)In addition, each Stockholder agrees that, during the Voting Period, it shall not, directly or indirectly, either alone or as part of a group, (a) propose or make (whether publicly or privately), or seek to propose or make (whether publicly or privately), any Alternative Proposal, or announce any intention to do so, or participate in any group with the goal of doing so, (b) assist, or have discussions or negotiations with, any Person or group (including by providing equity or debt financing) with respect to any Alternative Proposal, or (c) make any public request for Parent to amend or waive this Section 5.4.

6.Miscellaneous.

6.1Termination of this Agreement.  This Agreement, and all obligations, terms and conditions contained herein, shall automatically terminate without any further action required by any person upon the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms; (ii) the Effective Time; (iii) the making of any change, by amendment, waiver or other modification to any provision of the Merger Agreement that (x) decreases the amount or changes the form of the Merger Consideration, (y) imposes any material restrictions on or additional conditions on the payment of the Merger Consideration to, or otherwise adversely affects, the stockholders of the Company or (z) extends the End Date; (iv) the six-month anniversary of the date of the Merger Agreement (unless the End Date is extended to the nine-month anniversary of the Merger Agreement as provided in Section 7.1(b) of the Draft Merger Agreement, in which case such nine-month anniversary) and (v) if the Merger Agreement is not executed and delivered on or before 11:59 p.m. (Pacific Time) on May 6, 2013 or the Merger Agreement differs in any material respect from the Draft Merger Agreement.

6.2Effect of Termination.  In the event of termination of this Agreement pursuant to Section 6.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any willful and intentional breach of this Agreement occurring prior to such termination and the provisions of this Article 6, including Section 6.11, shall survive any such termination.

6.3Entire Agreement; Assignment.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.  Other than as set forth in Section 6.4, nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.  This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

6.4Amendments; No Third Party Beneficiaries.  This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.  The parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person or entity other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

6.5Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to any Stockholder:

c/o Elliott Management Corporation
                                40 West 57th Street
                                New York, New York 10019
                                Facsimile: (212) 478-2871
                                Attn:   Jesse A. Cohn

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
                                1285 Avenue of the Americas
                                New York, New York 10019
                                Facsimile No.:  (212) 492-0257

Attention:  Robert B. Schumer, Esq.
                                                    Steven J. Williams, Esq.

If to the Company:

BMC Software, Inc.
2101 CityWest Blvd.
Houston, TX 77042
Facsimile:  (713) 918-1110
Attn:Patrick Tagtow, Senior Vice President, General Counsel & Secretary

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Facsimile:  (212) 403-2000
Attn:   David C. Karp, Esq.
Ronald C. Chen, Esq.

If to Parent:

c/o Bain Capital, LLC
200 Clarendon Avenue
Boston, MA 02116
Facsimile:  (617) 516-2010
Attn:    Ian Loring
David Humphrey

and

c/o Golden Gate Capital
One Embarcadero Center, 39th Floor
San Francisco, CA 94111
Facsimile:  (415) 983-2701
Attention:  Prescott Ashe

and

c/o GIC Special Investments Pte Ltd
335 Madison Ave, 24th Floor
New York, NY 10017
Facsimile:  (212) 468-1900
Attention:  Wolfgang Schwerdtle
                                             Jason Young

and

c/o Insight Venture Management, LLC
                                680 Fifth Avenue, 8th Floor
                                New York, New York 10019
                                Attention:  General Counsel
                                Facsimile:  (212) 728-9272

with a copies to:

Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, IL 60654
Facsimile:  (312) 862-2200
Attention:  Matthew E. Steinmetz, P.C.

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Facsimile:  (312) 446-4900
Attention:  Sarkis Jebejian, P.C.

and

Kirkland & Ellis LLP
555 California Street
San Francisco, CA 94104
Facsimile:  (415) 439-1500
Attention:  Jeremy M. Veit

and

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Facsimile:  (212) 728-9266
Attention:  Gordon R. Caplan
                  Morgan D. Elwyn

and

Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Facsimile:  (212) 839-5599
Attention:  Susan Lewis
                    Asi Kirmayer

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

6.6Governing Law; Venue; Waiver of Jury Trial.

(a)This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

(b)Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party against any other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by any such court.

(c)EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.6(c).

6.7Specific Performance.  The parties agree that, in the event of any breach or threatened breach of any covenant or obligation contained in this Agreement, the parties would be irreparably harmed and that money damages would not provide an adequate remedy.  Accordingly, each of the parties agrees that the parties to this Agreement shall be entitled to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.  Each of the parties further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 6.7, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

6.8Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.  This Agreement may be executed by facsimile or electronic transmission signature and a facsimile or electronic transmission signature shall constitute an original for all purposes.

6.9Descriptive Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

6.10Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

6.11Other.  Nothing contained herein, and no action taken by any Stockholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

6.12Certain Discussions.  The Company consents, notwithstanding anything in this Agreement to the contrary, under the letter agreement, dated as of September 11, 2012 by and between the Company and Bain Capital Partners, LLC, for the period from and after effectiveness of this Agreement through the earlier of (x) 11:59 p.m. (Pacific Time) on May 6, 2013 (but this clause (x) shall apply only if the Merger Agreement has not been entered into on or prior to such date),  and (y) the termination of the Merger Agreement to: (i) Parent, each Stockholder and their respective Affiliates and Representatives engaging in discussions with respect to transactions to be effected in connection with the Closing and (ii) in furtherance of such discussions, Parent, each Stockholder and their respective Affiliates and Representatives sharing confidential information with each other with respect to the Company and its Subsidiaries.  Any such confidential information shall be treated, for purposes of the respective confidentiality agreements of Parent, on the one hand, or the Stockholders, on the other, as having been received from the Company and shall be subject to the restrictions set forth in such agreements as if received from the Company (and, for the avoidance of doubt, neither Parent nor its Representatives or Affiliates shall be treated as “Representatives” of any Stockholder, and no Stockholder nor its Representatives or Affiliates shall be treated as “Representatives” of Parent, in each case for purposes of such confidentiality agreements).  Nothing herein shall constitute the written consent of the Company for all purposes of Section 5.12 (Other Investors) of the Merger Agreement as such section may apply to the Stockholders.

6.13Press Release.  Each of the Company and Parent hereby agrees to include in the joint press release of the Company and Parent announcing the signing of the Merger Agreement a quotation from a Representative of the Stockholders prepared by the Stockholders and reasonably acceptable to the Company and Parent.

6.14Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

PARENT:

BOXER PARENT COMPANY INC.

By:  /s/ Ian Loring
                                                                                                Name:   Ian Loring
                                                                                                Title: President

COMPANY:

BMC SOFTWARE, INC.

By:  /s/ Patrick Tagtow
                                                                                                Name:    Patrick Tagtow
                                                                                                Title:  Sr Vice President, General Counsel

STOCKHOLDERS:

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Name:   Elliot Greenberg
Title:  Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
Name:   Elliot Greenberg
Title:  Vice President

EXHIBIT A

BMC SOFTWARE, INC. COMMON STOCK OWNERSHIP

Stockholder	Number of Common Shares Owned
Elliott Associates, L.P.	4,803,809
Elliott International, L.P.	8,893,491
Total	13,697,300